Exhibit 99.1

BPGIC Signs a New Land Lease Agreement with Fujairah Oil Industrial Zone Nearly Tripling Its Land Area in Fujairah in a Firm Step Forward towards its Major Expansion Plans

NEW YORK, Feb. 6, 2020 (GLOBE NEWSWIRE): Brooge Holdings Limited (“Brooge Holdings”) (NASDAQ: BROG) and its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE (“BPGIC”), a Fujairah Free Zone Entity in the oil storage and services business announced today that BPGIC signed a land lease agreement with Fujairah Oil Industrial Zone (FOIZ) for a strategically located and prime plot of land with a total area of approximately 450,000 m2 on which BPGIC plans to develop its Phase III facility. BPGIC expects that Phase III alone could add storage and services capacity of up to three and half (3.5) times the size of BPGIC’s projected operations post-Phase II, which will be 1 million m3.

BPGIC intends to use the land to further increase its capacity for storage and refinery services by developing additional storage and refining capacity using the same award-winning technology, technical features and tank diversification as used in Phase I and Phase II. BPGIC’s initial studies indicate that the land could house up to approximately 3.5 million m3 of storage tanks and, potentially, a refinery with a capacity of up to 180,000 bbl per day. BPGIC is in discussions with potential collaborators for Phase III including several top global oil majors who expressed interest in collaborating on the Phase III facility and has a signed memorandum of understanding in place.

BPGIC believes that with the completion of the Phase III expansion as planned, it would become the largest oil storage and service provider in Fujairah.

Nicolaas Paardenkooper, Chief Executive Officer of both Brooge Holdings and BPGIC commented, “We are thrilled to announce that we have secured a lease for this strategic and sizeable plot of land in Fujairah Oil Industry Zone, which can accommodate additional capacity of over 3.5 times our facilities currently operating and under construction. When the Phase III expansion is completed, we expect to become the largest oil storage and service provider in the increasingly important FOIZ & Port of Fujairah.” BPGIC will require additional financing to fund the development of the Phase III facilities and plans to commence discussions with regards to the finance structure with potential financiers based on the outcome of the final studies in the near future. There can be no assurances that BPGIC will be able to obtain such financing on commercially reasonable terms.

About Brooge Holdings Limited

Brooge Holdings Limited is an exempted company incorporated under the laws of the Cayman Islands. Brooge Holdings conducts all of its business and operations through its wholly-owned subsidiary Brooge Petroleum and Gas Investment Company FZE, a Fujairah Free Zone Entity.

About Brooge Petroleum and Gas Investment Company FZE

Brooge Petroleum and Gas Investment Company FZE is an oil storage and service provider strategically located in FOIZ which is complemented by Port of Fujairah in the Emirate of Fujairah in the UAE. BPGIC’s vision is to develop an oil storage business that differentiates itself from competitors by providing its customers with fast order processing times, excellent customer service and high accuracy blending services with low oil losses.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning BPGIC’s and Brooge Holdings’ expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) BPGIC’s ability to obtain financing for Phase III on commercially reasonable terms; (2) the loss of any end-users; (3) changes in customer demand with respect to ancillary services provided by BPGIC including throughput, blending, heating, and intertank transfers; (4) BPGIC’s ability to effectively manage the risks and expenses associated with the construction of Phase II, Phase III and other growth and expansion projects; and (5) other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Holdings. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Holdings. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Nicolaas Pardenkooper

nico.paardenkooper@bpgic.com

+971 56 284 2828